UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Allot Ltd.

(Name of Issuer)

Ordinary Shares, par value ILS 0.10 per share

(Title of Class of Securities)

M0854Q105

(CUSIP Number)

Lynrock Lake LP

Attn: Cynthia Paul

2 International Drive, Suite 130

Rye Brook, NY 10573

914-449-4660

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 14, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M0854Q105
1.	Names of Reporting Persons Lynrock Lake LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,768,666 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,768,666 (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,768,666 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.97% (3)
14.	Type of Reporting Person (See Instructions) PN, IA

(1)	This Schedule 13D is filed by Lynrock Lake LP (the “Investment Manager”), Lynrock Lake Partners LLC (the “General Partner”) and Cynthia Paul (“Ms. Paul” and, with the Investment Manager and the General Partner, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 8,768,666 Ordinary Shares held directly by Lynrock Lake Master Fund LP (“Lynrock Fund”). In addition, as of November 14, 2022, Lynrock Fund directly held a convertible note of the Issuer (the Note, as defined in Item 6 below) that is not presently convertible into Ordinary Shares within 60 days of the date of this filing due to a provision of the Note that limits Lynrock Fund’s ability to convert the Note to the extent that conversion would result in beneficial ownership of greater than 19.99% of the Ordinary Shares outstanding immediately after any such conversion, which percentage may be decreased upon notice by Lynrock Fund or increased to 24.99% upon 61 days’ notice by Lynrock Fund. The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund. The information with respect to the ownership of the Ordinary Shares is provided as of November 14, 2022.

(3)	This calculation is based on (i) 36,587,444 Ordinary Shares outstanding as of April 3, 2022, as reported in the Issuer’s Prospectus on Form 424B3 filed with the Securities and Exchange Commission (“SEC”) on April 19, 2022 and (ii) excluding any Ordinary Shares issuable upon conversion of the Note, reflecting the limitation described in footnote (2) above.

CUSIP No. M0854Q105
1.	Names of Reporting Persons Lynrock Lake Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,768,666 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,768,666 (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,768,666 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.97% (3)
14.	Type of Reporting Person (See Instructions) OO, HC

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 8,768,666 Ordinary Shares held directly by Lynrock Fund. In addition, as of November 14, 2022, Lynrock Fund directly held a Note that is not presently convertible into Ordinary Shares within 60 days of the date of this filing due to a provision of the Note that limits Lynrock Fund’s ability to convert the Note to the extent that conversion would result in beneficial ownership of greater than 19.99% of the Ordinary Shares outstanding immediately after any such conversion, which percentage may be decreased upon notice by Lynrock Fund or increased to 24.99% upon 61 days’ notice by Lynrock Fund. The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund. The information with respect to the ownership of the Ordinary Shares is provided as of November 14, 2022.

(3)	This calculation is based on (i) 36,587,444 Ordinary Shares outstanding as of April 3, 2022, as reported in the Issuer’s Prospectus on Form 424B3 filed with the SEC on April 19, 2022 and (ii) excluding any Ordinary Shares issuable upon conversion of the Note, reflecting the limitation described in footnote (2) above.

CUSIP No. M0854Q105
1.	Names of Reporting Persons Cynthia Paul
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,768,666 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,768,666 (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,768,666 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.97% (3)
14.	Type of Reporting Person (See Instructions) IN, HC

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 8,768,666 Ordinary Shares held directly by Lynrock Fund. In addition, as of November 14, 2022, Lynrock Fund directly held a Note that is not presently convertible into Ordinary Shares within 60 days of the date of this filing due to a provision of the Note that limits Lynrock Fund’s ability to convert the Note to the extent that conversion would result in beneficial ownership of greater than 19.99% of the Ordinary Shares outstanding immediately after any such conversion, which percentage may be decreased upon notice by Lynrock Fund or increased to 24.99% upon 61 days’ notice by Lynrock Fund. The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund. The information with respect to the ownership of the Ordinary Shares is provided as of November 14, 2022.

(3)	This calculation is based on (i) 36,587,444 Ordinary Shares outstanding as of April 3, 2022, as reported in the Issuer’s Prospectus on Form 424B3 filed with the SEC on April 19, 2022 and (ii) excluding any Ordinary Shares issuable upon conversion of the Note, reflecting the limitation described in footnote (2) above.

Explanatory Note: This Amendment No. 3 (the “Amendment”), which amends the Schedule13D filed with the SEC on March 30, 2022, as amended by Amendment No. 1 filed June 15, 2022 and Amendment No. 2 filed September 15, 2022 (the “Original Schedule 13D”) filed on behalf of Lynrock Lake LP (the “Investment Manager”), Lynrock Lake Partners LLC (the “General Partner”) and Cynthia Paul (“Ms. Paul” and, with the Investment Manager and the General Partner, collectively, the “Reporting Persons”), relates to the Ordinary Shares, par value ILS 0.10 per share (“Ordinary Shares”) of Allot Ltd., an Israeli corporation (the “Issuer”).

The Original Schedule 13D is hereby amended to the extent hereinafter expressly set forth and, except as amended hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The source of the capital to acquire the Ordinary Shares reported herein and the Note (as defined in Item 6) was Lynrock Fund’s working capital, consisting of contributions from its general and limited partners (and which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 8,768,666 Ordinary Shares reported herein was approximately $64,305,164, excluding brokerage commissions. The total purchase price of the Note was $40 million.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following to the end thereof:

On September 22, 2022, a member of the Issuer’s board of directors (the “Board”) introduced Ms. Paul to the chairperson of the Issuer’s Compensation and Nominating Committee (the “Committee Chairperson”). Ms. Paul met with the Committee Chairperson on September 30, 2022, and the two parties discussed business strategy and board composition. During October 2022, representatives of the Issuer engaged in periodic discussions with Ms. Paul regarding the possibility of joining the Board. On November 14, 2022, the Board extended an invitation to Ms. Paul to join the Board, and Ms. Paul consented to serve, if elected. Ms. Paul’s nomination is subject to shareholder approval at the Issuer’s upcoming Annual Meeting of Shareholders, and, if elected, her service as a director would commence as of such date.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference.

(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)	The transactions in the Ordinary Shares by the Reporting Persons during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: November 15, 2022

LYNROCK LAKE LP

By: Lynrock Lake Partners LLC
its General Partner

By:	/s/ Cynthia Paul
Name: Cynthia Paul
Title: Sole Member

LYNROCK LAKE PARTNERS LLC

By:	/s/ Cynthia Paul
Name: Cynthia Paul
Title: Sole Member

/s/ Cynthia Paul
Cynthia Paul

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SCHEDULE A

Transactions in the Ordinary Shares During the Past Sixty Days

Lynrock Lake Master Fund LP

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Weighted Average Price ($)	Date of Purchase/Sale	Low Price ($)	High Price ($)
Purchase of Ordinary Shares	30,081	$4.08	09/15/22	$3.93	$4.16
Purchase of Ordinary Shares	2,000	$3.76	09/16/22	$3.74	$3.76